November 1, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Gold Resource Corporation Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 18, 2013 File No. 001-34857

Dear Ms. Jenkins:

This letter shall serve to supplement the letters dated September 13, 2013 and October 22, 2013 from Gold Resource Corporation (“we,” “our,” “us” or the “Company”) responding to comments of the staff of the Securities and Exchange Commission to the Company’s Form 10-K for the year ended December 31, 2012. Specifically, we are further revising our response to comment #1 from the staff’s letter of July 11, 2013 pursuant to our discussion with representatives of the staff during the telephone conference on October 25, 2013.

Set forth below is the relevant comment from the staff’s letter of July 11, 2013 and our additional supplemental response, based on our discussion during the telephone conference:

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Total Cash Cost per Gold Equivalent Ounce, page 35

1.

We note you present the non-GAAP measures of total cash cost per gold equivalent ounce of $419 and $269 for fiscal years ending 2012 and 2011, respectively, both computed by deducting by-product copper, lead and zinc sales (the “non-GAAP measures”). In calculating these non-GAAP measures, we believe the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs. We can appreciate your desire to convey the notion that by-product revenues offset your costs; however, you should consider describing that in a manner so as to avoid presenting the non-GAAP

Ms. Tia L. Jenkins

November 1, 2013

measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without presenting the non-GAAP measures. Please amend your filing as appropriate.

Response to Comment No. 1:

Subsequent to the conference call on October 25, 2013 with the staff, management of the Company evaluated the issues identified during the call regarding the cash cost metric presentation and reconciliation and determined to revise the previous presentation of the cash cost metric and present it in a format that we believe is more concise and easier to understand. In addition to the narrative disclosures the Company proposed in its letter dated October 22, 2013, the Company further proposes to include in its Management Discussion and Analysis disclosure relating to our reconciliation of non-GAAP measures to total mine cost of sales disclosure as follows:

Reconciliation of Non-GAAP Measures to Total Mine Cost of Sales

Throughout this report, we have provided information prepared or calculated according to U.S. GAAP, as well as referenced some non-U.S. GAAP (“non-GAAP”) performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by U.S. GAAP, they may not be comparable to similar measures presented by other companies. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Total Cash Cost, Net of By-Product Credits, Per Precious Metal Gold Equivalent Ounce Sold

We have reconciled total cash cost, before by-product credits and total cash cost, after by-product credits to total mine cost of sales which is a reported U.S. GAAP measure. Total cash cost, before by-product credits, includes all direct and indirect operating cash costs related directly to our production of metals which includes mining, milling and other plant facility costs, smelter treatment and refining charges, royalties, and general and administrative costs.

We use total cash cost, after by-product credits, per precious metal gold equivalent ounce sold (including royalties) as one indicator for comparative monitoring of our mining operations from period to period and believe that investors also find this information helpful when evaluating our performance. By-product credits include revenues earned from all metals other than the primary precious metals sold. Management also uses this measurement for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective. Total cash cost, after by-product credits, per precious gold equivalent ounce sold is a measure developed by the Gold Institute Standard in an effort to provide a uniform standard for comparison purposes. However, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies.

Ms. Tia L. Jenkins

November 1, 2013

For reporting periods prior to 2012, we reported total cash operating cost, after by-product credits, per precious metal gold equivalent ounce produced (on-site mill production). These amounts have been restated in this Management’s Discussion and Analysis to reflect our current reporting method, showing total cash cost, after by-product credits, per precious metal gold equivalent ounce sold (including royalties), which we believe is the more common method used by companies that apply the Gold Institute Standard. The principal difference between cash operating costs and total cash costs is that cash operating costs exclude royalty costs, whereas total cash costs include royalty costs. Our concentrates are subject to a 5% net smelter returns royalty. The principal difference between gold equivalent ounces produced at the mill and precious metal gold equivalent ounces sold, is that precious metal gold equivalent ounces produced at the mill do not reflect payable metal deductions levied by smelters, whereas precious metal gold equivalent ounces sold are after payable metal deductions levied by smelters.

The following tables present a reconciliation between the non-GAAP measures of total cash cost, before by-product credits and total cash cost, after by-product credits to the GAAP measure of total mine cost of sales and depreciation, accretion, reclamation and stock-based compensation for our operations at the El Aguila project for the three months and years ended December 31, 2012 and 2011.

Total Cash Costs after By-Product Credits (Non-GAAP)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	(In thousands, except ounces sold and total cash cost per gold equivalent ounce)
Total cash cost (before by-product credits) (1)	$15,651	$10,198	$57,144	$31,151
By-product credits (2)	(7,609)	(5,027)	(26,837)	(14,357)
Total cash costs (after by-product credits)	$8,042	$5,171	$30,307	$16,794
Divided by precious metal gold equivalent ounces sold (3)	14,592	18,519	72,399	62,431
Total cash cost (before by-product credits) per precious metal gold equivalent ounce sold (including royalties)	$1,072	$551	$789	$499
By-product credits per precious metal gold equivalent ounces sold	$(521)	$(272)	$(370)	$(230)

Total cash cost, after by-product credits, per precious metal gold equivalent ounce sold (including royalties)	$551	$279	$419	$269

(1)	Includes all direct and indirect operating cash costs related directly to our production of metals including mining, milling and other plant facility costs, smelter treatment and refining charges, royalties, and general and administrative costs.
(2)	See table below for a summary of our by-product revenue.

Ms. Tia L. Jenkins

November 1, 2013

(3)	Gold ounces sold, plus gold equivalent ounces of silver ounces sold converted to gold ounces using our realized gold price per ounce to silver price per ounce ratio, at the La Arista underground mine; and gold ounces sold at the El Aguila open pit mine.

Reconciliation to GAAP:

Total cash costs (after by-product credits)	$8,042	$5,171	$30,307	$16,794
Treatment and refining charges	(3,978)	(4,273)	(16,680)	(11,400)
By-product credits	7,609	5,027	26,837	14,357
Depreciation and amortization	425	146	1,366	473
Accretion	21	18	81	82
Reclamation costs	314	—	373	—
Stock-based compensation	(1,251)	1,195	1,737	4,336

Total Mine Cost of Sales	$11,182	$7,284	$44,021	$24,642

Summary of By-Product Revenue

(In thousands)

By-product credits by dollar value:
Silver sales (El Aguila open pit mine)(1)	$—	$—	$—	$1,698
Copper sales	1,325	1,360	6,198	3,752
Lead sales	2,052	1,165	6,594	3,298
Zinc sales	4,232	2,502	14,045	5,609

Total by-product credits	$7,609	$5,027	$26,837	$14,357

By-product credits per gold equivalent ounce sold:
Silver (El Aguila open pit mine)	$—	$—	$—	$27
Copper	91	73	86	60
Lead	140	64	90	53
Zinc	290	135	194	90

Total by-product credits per gold equivalent ounce sold	$521	$272	$370	$230

(1)	Silver was treated as a by-product of the El Aguila open pit mine, which ceased operations in February 2011.

We appreciate the staff’s prompt attention to this matter as we believe it would be beneficial to the Company as it prepares to file the Form 10-Q for the quarter ended September 30, 2013. We hope to receive confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff.

Ms. Tia L. Jenkins

November 1, 2013

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing from you.

Sincerely,

/s/ Jason Reid

Jason Reid
Chief Executive Officer

cc:	David Babiarz, Esq.

Wesley Stark, CPA

Sheri Pearce, CPA